Mail Stop 7010

July 25, 2006

Bradley Colby, President and Chief Executive Officer
Eternal Energy Corp.
2120 West Littleton Blvd., Suite 300
Littleton, CO 80120

> **Re: Eternal Energy Corp.**
> **Registration Statement on Form SB-2**
> **Filed June 30, 2006**
> **File No. 333-135531**

Dear Mr. Colby:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Filed on June 30, 2006

General

1. Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents.

Selling Stockholders, page 18

2. Please identify with certainty the natural person or persons who have voting power and/or investment control over the securities to be offered by the selling

shareholders. We note that you provide this information, but indicate that it is only your belief that the information is correct. Please revise accordingly.

3. You indicate that unless otherwise indicate, none of the selling stockholders has held any position with the company of affiliates in the past three years. Please revise your disclosure to indicate that at a minimum, Bradley Colby has held a position in the company over the last three years and is still a selling stockholder. Please revise accordingly and consider whether any other revisions are necessary to comply with Item 507 of Regulation S-B.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 12

4. We note your disclosure in which you state that you do not believe there has been any change in your internal control over financial reporting during the period covered by the Form 10-KSB. Please disclose definitively, based on the results of your evaluation, whether there were any changes in your internal controls over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

5. We note that your financial statements as of and for the year ended December 31, 2004 and for the period from July 23, 2003 (inception) to December 31, 2004 were audited by another accounting firm. Once you have obtained permission from the predecessor accountant, and a reissuance of the audit opinion, you should amend your filing to include the report of the predecessor accountant within the document.

Statements of Operations, page 3

6. Please round your loss per share data to the nearest cent so as not to suggest that a greater level of precision exists is those measures than in present in your financial results.

Note 1 – Description of Business and Development Stage Operations, page 6

7. We note your disclosure stating that you were incorporated in March 2003; while presenting financial statements using July 23, 2003 as your date of inception. Please revise your disclosure to resolve this apparent inconsistency.

Note 2 – Summary of Significant Accounting Policies, page 6

Concentration of Credit Risk, page 6

8. We note you disclosure stating that as of December 31, 2005 "…$28,509 of cash was held in the trust account of your legal counsel." Please disclose how you have characterized this cash amount on your balance sheet. To the extent this cash amount is legally restricted as to its usage or withdrawal, you should separately disclose this amount on your balance sheet and include a note disclosure describing the terms of the restrictions to comply with the guidance in FRC Section 203.02(b). In addition, restricted cash would be presented separate from the total of cash and cash equivalents on the statements of cash flows in accordance with paragraph 7 of SFAS 95.

Oil and Gas Properties, page 6

9. We note that you account for you oil and gas properties under the full cost method. Further, we note your disclosure in which you state that you expense geological and geophysical costs as incurred. Under the full cost method, all costs associated with exploration of properties, including geological and geophysical costs, should be capitalized. Please explain to us how you believe your accounting policy is consistent with the guidance at Rule 4-10(c)(2) of Regulation S-X.

Note 8 – Equity Transactions, page 15

Sale of Equity Units, page 15

10. We note that you completed a series of private placements in 2005 and 2006 in which you raised funds through the issuance of units, each consisting of one share of common stock and one warrant to purchase one share of common stock.

We understand that the warrant holders have the option to exercise the warrants without paying cash by electing to "net issue exercise" the warrants; and that the warrants are subject to registration rights agreements that require you to file registration statements within specified time periods, covering the resale of the shares of common stock and shares of common stock to be issued upon the exercise of the warrants. In the event the registration statements are not filed or declared effective within the specified time periods, it appears you would be required to pay liquidated damages, with no cap on the maximum penalty that could be incurred.

These various provisions may require that the warrants be separately classified as a liability, with changes in the fair value of the warrants recorded in your statements of operations. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 with respect to the classification and measurement of the warrants.

If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 10-QSB for the Interim Period Ended March 31, 2006

Controls and Procedures, page 16

11. We note your statement that there has been no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please comply with Item 308(c) of Regulation S-B which requires that you disclose *any* change in internal control over financial reporting that is identified in connection with the evaluation required by Rule 13a-15(d) of Regulation 13A that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director